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                                                                  Exhibit (a)(7)

                    Press Release, dated November 9, 1998.














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  Intensiva HealthCare Announces Definitive Agreement to be Acquired by Select
              Medical Corporation; Cash Offer of $9.625 Per Share

ST. LOUIS, Mo.--(BUSINESS WIRE)--Nov. 10, 1998--Intensiva HealthCare Corporation (NASDAQ:IHCC), a leading provider of highly specialized acute long-term care for critically ill or injured patients, announced today that it has entered into a definitive agreement providing for Intensiva HealthCare Corporation to be acquired by Select Medical Corporation, a leading private acute long-term care hospital ("LTACH") services company, for $9.625 for each outstanding share. This represents a 54 percent premium to the Monday, November 9, 1998 closing price of $6.25 and brings the total purchase price to approximately $110 million, including debt assumed. Wasserstein Perella & Co., Inc. acted as financial advisor to Intensiva.

Under the terms of the Agreement, unanimously approved by both company Boards, Select will commence its offer to purchase Intensiva's shares within five business days. Once initiated, the offer will be open for 20 business days unless further extended. The completion of the offer is subject to a number of customary conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act. Shares not purchased under the offer will be acquired in a subsequent merger at the same price as soon as practicable after completion of the offer. In addition, Select's obligation to purchase Intensiva's shares in the offer is subject to a condition that 90 percent of Intensiva's outstanding common stock on a fully diluted basis is acquired. If 90 percent of the shares are not tendered, the Agreement provides that, under certain circumstances, the transaction will be converted into a cash merger at the same per share price. Such a merger would be subject to the approval of two-thirds of Intensiva's outstanding shares. In connection with the Agreement, certain shareholders owning, in the aggregate, approximately 30 percent of Intensiva's outstanding shares have agreed to tender their shares in the offer or vote for the merger. The transaction is not subject to a financing contingency and Select has received a letter on behalf of the Company's investors confirming their commitment to provide financing for the transaction.

Rocco Ortenzio, chairman and chief executive officer of Select stated, "We are very excited about the combination of Select and Intensiva, which brings together two leaders in the acute long-term hospital market. Critical mass is of paramount importance in today's health care environment, and this merger will give us a strong base of 38 operating hospitals, with an additional thirteen new contracted hospitals, which have yet to open."

David Cross, president and chief executive officer of Intensiva, commented, "We believe that this merger is in the best interest of all Intensiva's constituencies. Our patients, payors, host hospitals, and employees will benefit from an even stronger operating platform and the strengthened financial resources of the combined companies, while shareholders will receive a substantial premium to the current market value of their stock. Due to Select's and Intensiva's similar management philosophies, realizing the benefits of this merger will result in minimal dislocations in our operations. I am pleased to be staying on as part of this strong, new management team as senior vice president of development."


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Intensiva HealthCare Corporation, founded in July 1994, has venture backing from
Three Arch Partners, Schroder Ventures, Sierra Ventures, Weiss, Peck & Greer, Mayfield Partners, and Burr, Egan, DeLeage & Co.

Select Medical Corporation, with projected annualized revenue of approximately $260 million before the consummation of this transaction, provides acute long-term hospital services through 16 hospitals in nine states. The Company was founded by Rocco and Robert Ortenzio in February 1997, with financial backing by Welsh, Carson, Anderson & Stowe and Golder, Thoma, Cressey & Rauner, two of the leading private equity investment firms in the United States.

MacKenzie Partners, Inc. will be the Information Agent for the offer. After the offer to purchase has been mailed to Intensiva's shareholders, copies of the offer documents can be requested from the Information Agent at 800/322-2885.

This press release contains certain forward-looking statements based on current expectations, which are covered under the "safe harbor" provision within the Private Securities Litigation Act of 1995. Actual results and events related to the acquisition may differ from those anticipated as a result of risks and uncertainties which include, but are not limited to, the successful completion of this transaction, the effective integration of Select and its recent acquisitions and the overall economic, market and industry conditions, as well as the risks described from time to time in Select's and Intensiva Healthcare's reports as filed with the Securities and Exchange Commission, including their most recent filed Form 10-K reports.


CONTACT: Intensiva HealthCare Corporation
David Cross
President, Chief Executive Officer
John P. Keefe, Chief Financial Officer
314/725-0112

or

Investor Relations:
Gordon McCoun/Lauren Felice
Press: Michael McMullan
Morgen-Walke Associates, Inc.
212/850-5600